[LOGO] W. D. Von Gonten & Co.
                             Petroleum Engineering

                             808 Travis, Suite 812
                              Houston, Texas 77002
                        (713)224-6333 Fax (713)224-6330

                               September 28, 2005

Natural Gas Systems, Inc.
820 Gessner, Suite 1340
Houston, Texas 77024

                        Re:   Natural Gas Systems, Inc., 10K-SB & SB2

Gentlemen:

The firm of W.D. Von Gonten & Co. consents to the use of its name and the use of its report regarding Natural Gas Systems, Inc. Proved Reserves and Future Net Revenue "as of" July 1, 2005 in the relevant pages of the 10K-SB of Natural Gas Systems, Inc. for the fiscal year ended June 30, 2005 and in Natural Gas Systems, Inc. SB2 registration filing if identical in use.

Yours truly,

W. D. VON GONTEN & CO.


/s/ William D. Von Gonten Jr.
---------------------------------
By: William D. Von Gonten Jr.
TX#73244
Its: President